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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCTIC SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA - SUITE 1706
(No. and Street)

NEW YORK (City) NY (State) 10124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B. AHLFELD 212-455-5989
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 AVE OF THE AMERICAS NY, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW JOHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCTIC SECURITIES LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Mary Lee Evers

Notary Public



MARYLEE EVERS
Notary Public - State of New York
NO. 01EV4819855
Qualified in New York County
My Commission Expires 2.28.19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arctic Securities LLC
Table of Contents
December 31, 2015



RSM US LLP

Report Of Independent Registered Public Accounting Firm

To the Board of Directors
Arctic Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Arctic Securities LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Arctic Securities LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 27, 2016

Arctic Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

ASSETS:		
Cash	$	374,990
Due from clearing broker		266,567
Receivable from Parent		33,000
Due from employee		7,741
Prepaid expenses and other assets		48,176
Deferred Compensation		1,200,000
Office Equipment and furniture net		192,441
TOTAL ASSETS	$	2,122,915

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued Expenses	$	192,586
Due to Parent		27,286
Deferred Rent		35,530
TOTAL LIABILITIES		255,402
COMMITMENTS (NOTE 6)		
MEMBER'S EQUITY		
Member's Equity		1,867,513
TOTAL MEMBER'S EQUITY		1,867,513
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,122,915

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Arctic Securities LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of Arctic Securities Holdings AS (the "US Parent"). In turn, the US Parent is a wholly owned subsidiary of Arctic Securities AS, (the "Parent") which is a brokerage firm located in Norway. The Company was approved as a registered broker-dealer on August 3, 2015 and its principal place of business is located in New York, NY. The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Exchange Act") and, accordingly, is exempt from the remaining provisions of that rule.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company primarily services institutional clients in equities and fixed income transactions and provides investment banking services. It also conducts business as a broker dealer for US institutional investors and foreign institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity securities to its Parent.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash

The Company maintains cash balances at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

(d) Concentration Risk and Credit Risk

Activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues. In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

(e) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such commission receivable outstanding. As of December 31, 2015, management believes such commissions receivable are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(f) Office Equipment and Furniture

Equipment is carried at cost. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five to seven years. Accumulated depreciation is $12,395 as of December 31, 2015.

Computer Equipment	$138,564
Office Furniture	66,272
Accumulated Depreciation	(12,395)
	$192,441

(g) Deferred Rent

The Company recognizes the benefit of free rent periods as deferred rent and amortizes the benefit on a straight line basis, over the life of the lease.

(h) Share Based Compensation

The Company provides certain incentive compensation awards to its employees in the form of options to purchase shares in the Parent company, (Share Options). The Company accounts for the Share Options in accordance with the provisions of the Accounting Standards Codification Topic 718, whereby the cost of such awards are measured based on the fair value of the equity or liability instrument issued. The Company records compensation expense within the accompanying statement of operations reflecting the number of awards that are expected to vest. Such expense is adjusted to reflect the awards that do ultimately vest. At December 31, 2015, Share Options outstanding (in Units) are as follows:

Share Options Granted	16,915
Vested Units	-0-
Unvested at December 31, 2015	16,915

(i) Deferred Compensation

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification Topic 710, such amounts are recorded as part of Deferred Compensation and amortized over the contract period, which is three years.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company has a fully disclosed clearing agreement with ICBC to clear and settle transactions in U.S. equities, ADR's and fixed income securities. The commission receivable from the broker consists of commissions earned net of execution charges and amounts payable for securities traded on behalf of customers.

Receivable from clearing broker at December 31, 2015 consists of the following:

Deposit at clearing broker	$250,000
Fees and commissions receivable	16,567
	$266,567

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, during the first year of operations. At December 31, 2015, the Company's net capital of $386,155 which was $136,155 in excess of its required net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was .66 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein. The Company is owed $33,000 by its Parent entity and the Company owes the Parent $27,286.

NOTE 6 – COMMITMENT

The Company is obligated under an operating lease for office space in NYC, NY which expires August 28, 2020.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending December 31,	
2016	$ 257,459
2017	257,459
2018	257,459
2019	257,459
2020	171,639
	$1,201,475

At December 31, 2015, the US Parent maintained an irrevocable letter of credit of $164,268 on behalf of the Company in connection with the security deposit required under the lease.

NOTE 7 – INCOME TAXES

As a single member limited liability company, the Company is a flow-through entity, which provides that the Company passes on all income and expenses to its US Parent. As a result, no income taxes are payable by or provided for in the Company's financial statements.

The Company had no uncertain tax positions at December 31, 2015 and there were no tax related penalties or interest for the period reported in these financial statements.

NOTE 8 – MEMBER'S EQUITY

On January 29, 2016 the Parent invested an additional $500,000 into the Company in exchange for 50,000 units of interest in the company, each valued at $10 per unit, which is the stated value for such units. As of December 31, 2015 the Company had issued and outstanding 310,000 units of interest for an aggregate value of $3,100,000.

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The financial statement considered events through February 27, 2016, the date on which the financial statement was available to be issued.

ARCTIC SECURITIES, LLC
ONE ROCKEFELLER CENTER-1706
New York, NY 10124

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

Re: Annual Audit Report
December 31, 2015
SEC File No. 8-69571

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the rule.

Very truly yours,



James Ahlfeld, FINOP

2-27-16
Date

Arctic Securities LLC

Financial Statement
Pursuant to Rule 17a-5(e) (3) of the
Securities Exchange Act of 1934

December 31, 2015

PUBLIC DOCUMENT